Exhibit 99.2

NUTRIEN LTD.

Report of Voting Results

Submitted Pursuant to

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

May 6, 2020

This report is submitted for and on behalf of Nutrien Ltd. (the “Corporation”) in respect of its annual meeting (the “Meeting”) of shareholders (“Shareholders”) held on May 6, 2020.

At the Meeting, Shareholders voted by ballot on the following matters:

(a)	The election of each of the following proposed director nominees with the results of voting set forth opposite the name of each nominee:

	Votes For	Votes Withheld
Christopher M. Burley	402,976,533/98.86%	4,667,183/1.14%
Maura J. Clark	403,211,443/98.91%	4,432,273/1.09%
David C. Everitt	390,738,929/95.85%	16,904,787/4.15%
Russell K. Girling	403,044,703/98.87%	4,599,013/1.13%
Miranda C. Hubbs	406,164,863/99.64%	1,478,853/0.36%
Alice D. Laberge	402,615,102/98.77%	5,028,614/1.23%
Consuelo E. Madere	405,927,553/99.58%	1,716,163/0.42%
Charles V. Magro	403,069,611/98.88%	4,574,105/1.12%
Keith G. Martell	400,292,885/98.20%	7,350,831/1.80%
Aaron W. Regent	362,009,028/88.81%	45,634,688/11.19%
Mayo M. Schmidt	403,529,635/98.99%	4,114,081/1.01%

(b)	The re-appointment of KPMG LLP, Chartered Accountants, as auditor of the Corporation. The results of the vote were: 434,094,168 votes “For” (99.37%) and 2,773,042 votes “Withheld” (0.63%).

(c)	A non-binding advisory vote to accept the Corporation’s approach to executive compensation. The results of the vote were: 375,884,211 votes “For” (92.21%) and 31,759,492 votes “Against” (7.79%).